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16013537

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Steben & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9711 Washingtonian Blvd Ste 400
(No. and Street)

Gaithersburg	MD	20878
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carl A. Serger 240-631-7610
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM USA, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Dr Ste 800	Chicago	IL	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carl A. Serger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steben & Company, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

February 25, 2016

Steben & Company, Inc., a registered introducing broker dealer, is submitting this audited financial report and its attachments as of and for the year ended December 31, 2015. The person whose signature appears below represents that, to the best of his knowledge, all information contained therein is true and correct.



Carl A. Serger
Chief Financial Officer
Steben & Company, Inc.

Steben & Company, Inc.

Financial Report
December 31, 2015

Contents


RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Stockholders
Steben & Company, Inc.
Gaithersburg, Maryland

We have audited the accompanying statement of financial condition of Steben & Company, Inc. (the Company) as of December 31, 2015, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Steben & Company, Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 25, 2016

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Steben & Company, Inc.

Statement of Financial Condition
December 31, 2015

Assets	
Cash	$ 4,764,350
Marketable securities, at fair value	6,696,265
Receivable from Managed Funds	2,319,886
Commissions receivable	57,982
Investments in Managed Funds	390,900
Property and equipment, net	1,030,935
Other assets	320,660
Total assets	$ 15,580,978
Liabilities and Stockholders' Equity	
Liabilities	
Commissions payable	$ 739,810
General partner 1 percent payable	272,098
Accounts payable and accrued expenses	488,058
Deferred rent	836,690
Total liabilities	2,336,656
Stockholders' Equity	
Common stock (500,000 shares authorized, issued and outstanding, $0.002 par value)	1,000
Additional paid-in capital	129
Retained earnings	13,243,193
Total stockholders' equity	13,244,322
Total liabilities and stockholders' equity	$ 15,580,978

See Notes to Statement of Financial Condition.

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations
Steben & Company, Inc. (the Company) was incorporated in the State of Maryland in 1989, is registered as a broker-dealer and investment adviser with the Securities and Exchange Commission (the SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an introducing broker and commodity pool operator with the Commodity Futures Trading Commission (the CFTC), and is a member of the National Futures Association (NFA).

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the Company and its customers through one or more bank accounts, each designated as a special account for the exclusive benefit of customers of the Company. Because the Company effects no financial transactions with customers as defined in Rule 15c3-3(a)(1), the Company does not maintain a special account.

The Company is the general partner and commodity pool operator of Futures Portfolio Fund, Limited Partnership (Futures). The Company is the general partner for Steben Select Multi-Strategy Partners, L.P. (Select Partners) and serves as the investment manager for Steben Select Multi-Strategy Fund (Select), Steben Select Multi-Strategy Master Fund (Select Master) and Steben Managed Futures Strategy Fund (SMFF). Collectively, Futures, Select, Select Master, Select Partners and SMFF are referred to as the Managed Funds. The Company was the general partner and commodity pool operator of Seneca Global Fund, L.P. (Seneca). Seneca closed effective November 30, 2015 and has returned all capital to its partners. The closure of Seneca did not have a material impact on the Company.

The Company earns management fees, selling agent fees, 1 percent allocations and other service related compensation from Futures as its general partner. The Company earned management fees, selling agent fees and service related compensation from Seneca as its general partner. As investment manager of Select Master and SMFF, the Company earns management and service related fees. The Company also earns service related fees from Select and Select Partners. The Company has ceased wholesaling other commodity pools, but continues to receive compensation for prior wholesaling activities.

Significant Accounting Policies
The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB).

Consolidation: The Company's investment in Select Partners represents a capital investment as general partner. The Company is also the general partner of Futures, but does not maintain a capital account in that fund. Additionally, the Company has investments in Select, Select Master and SMFF. The Managed Funds' financial statements are not consolidated into the Company's statement of financial condition pursuant to the FASB's consolidation guidance. Based on that guidance, the Company has concluded that consolidation of these investees is not required.

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Use of estimates: Preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Cash: Cash consists of balances held at banks. The company is at risk to the extent that it maintains cash balances at financial institutions in excess of insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Marketable securities: The Company invests a portion of its cash in various short-duration bond mutual funds. These mutual fund investments are classified as trading securities. Trading securities are those that are bought and held primarily for sale within the Company's normal operating cycle. Marketable securities are carried at fair value.

Investment in affiliated limited partnerships: The Company has invested in Select Partners, a Delaware limited partnership, which is a feeder fund for Select Master, a fund of hedge funds. The Company's investment is carried at fair value.

Investment in closed-end funds: The Company has invested in Select and Select Master. Select is a feeder fund for Select Master, a fund of hedge funds. The Company's investments in these funds are carried at fair value.

Investment in open-end funds: The Company has invested in SMFF, a mutual fund. The Company's investment in SMFF is carried at fair value.

Managed Funds receivable and payable: The Company's receivable from the Managed Funds represents fees due from the Managed Funds, as described in Note 3. Based on its historical collection pattern, the Company has not provided a reserve for uncollectible accounts.

Property and Equipment: Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives. The estimated useful life of property and equipment other than leasehold improvements varies from three to seven years. Leasehold improvements are amortized over the shorter of the expected life of the improvements or the remaining lease term.

Deferred rent: Rent expense for operating leases, which may have abated rent and escalating rental rates over the term of the lease, is recorded on a straight-line basis over the initial lease term. The difference between rent expense and rent paid is recorded as deferred rent.

Revenue recognition: Management fees, selling agent fees, broker-dealer servicing fees, general partner 1 percent allocations and related expenses are recognized on the accrual basis.

Incentive based compensation: The Company has granted phantom unit awards to certain employees. The phantom units are linked to the value of the Company's common stock and are settled in cash upon vesting which occurs upon a change in control event. The Company accounts for phantom unit awards as liability-based awards; however, as the awards only vest upon a change in control event, no liability and compensation expense is recognized until the occurrence of a change in control event. At December 31, 2015 there were 55,000 outstanding phantom units.

Note 1. Nature of Operations and Significant Accounting Policies (continued)

Income taxes: No provision has been made for federal income taxes as the Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code whereby income is taxable to the stockholders.

The Company evaluates the tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no material uncertain income tax positions for the year ended December 31, 2015.

The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2012.

Deferred rent: Rent expense for operating leases, which may have abated rent and escalating rental rates over the term of the lease, is recorded on a straight-line basis over the initial lease term. The difference between rent expense and rent paid is recorded as deferred rent.

Recent accounting pronouncements: Management is currently evaluating the potential impact of the following new disclosures on the Company's financial statements.

Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*, provides a framework for addressing revenue recognition issues and, upon its effective date, replaces almost all existing revenue recognition guidance in current GAAP. The revenue recognition policies of almost all entities will be affected by the new guidance in the ASU. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period.

ASU 2015-02, *Amendments to the Consolidation Analysis*, made certain revisions to various areas of the consolidation guidance, including the determination of the primary beneficiary of an entity, among others. The ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015.

ASU No. 2015-07, *Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*, provides that investments measured using net asset value per share (or its equivalent) as a practical expedient shall not be categorized within the fair value hierarchy and the reporting entity shall provide the amount measured using the net asset value per share (or its equivalent) practical expedient to permit reconciliation of the fair value of investments included in the fair value hierarchy to the line items presented in the statement of financial position. ASU No. 2015-07 also requires a reporting entity to disclose information that helps users to understand the nature, characteristics, and risks of the investments by class and whether the investments, if sold, are probable of being sold at amounts different from net asset value per share. The changes to disclosures are required for annual reporting periods beginning after December 15, 2015 and interim periods within those annual periods.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial report was issued, noting none.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical instruments. The Company's marketable securities, as well as its investment in SMFF, are classified as Level 1.

Level 2: Fair value is based on quoted prices for similar instruments in active markets and inputs other than quoted prices that are observable for the financial instrument, such as interest rates and yield curves that are observable at commonly quoted intervals using a market approach. The Company held no Level 2 financial instruments as of December 31, 2015.

Level 3: Fair value is based on valuation techniques in which one or more significant inputs are unobservable. The Company's investment in general partner units of Select Partners and shares of Select and Select Master are valued based on published net asset values. These investments are classified as Level 3 because of the restrictions on the ability to redeem its interests in the near term.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The Company values its investments in marketable securities and SMFF at fair value, which is based on unadjusted quoted prices for identical securities.

The Company values its investment in Select, Select Master and Select Partners at fair value, which is based on its proportionate share of the fair value of the respective entities' underlying assets and liabilities. Each investment is classified within Level 3 of the fair value hierarchy due to redemption restrictions. The significant unobservable inputs used in the fair value measurement are (i) redemption restrictions and (ii) the lack of a market for general partner interests.

Steben & Company, Inc.

Notes to Statement of Financial Condition

Note 2. Fair Value of Financial Instruments (continued)

The following summarizes the Company's fair value hierarchy for financial assets measured at fair value on a recurring basis as of December 31, 2015:

Description	Level 1	Level 2	Level 3	Total
ASSETS				
Investments in:				
Steben Select Multi-Strategy Master Fund	$ -	$ -	$ 126,364	$ 126,364
Steben Select Multi-Strategy Fund	-	-	127,330	127,330
Steben Select Multi-Strategy Partners, L.P.	-	-	31,992	31,992
Steben Managed Futures Strategy Fund	105,214	-	-	105,214
Marketable securities	6,696,265	-	-	6,696,265
Total assets at fair value	$ 6,801,479	$ -	$ 285,686	$ 7,087,165

The Company assesses the level of the investment at each measurement date, and transfers between levels are recognized at the measurement date in accordance with the Company's policy regarding the recognition of transfers between levels of the fair value hierarchy. For the year ended December 31, 2015, there were no such transfers. Substantially all of the Company's other assets and liabilities are considered financial instruments and are reflected at fair value or at carrying amounts that approximate fair value because of short maturity of the instruments.

The following is a reconciliation of the beginning and ending balances for Level 3 assets during the year ended December 31, 2015:

Investment in Steben Select Multi-Strategy Master Fund	
Beginning balance	$ 118,185
Gain on investment	8,179
Ending balance	$ 126,364
Investment in Steben Select Multi-Strategy Fund	
Beginning balance	$ 119,840
Gain on investment	7,490
Ending balance	$ 127,330
Investment in Steben Select Multi-Strategy Partners, L.P.	
Beginning balance	$ 29,951
Gain on investment	2,041
Ending balance	$ 31,992
Investment in Seneca Global Fund, L.P.	
Beginning balance	$ 836,216
Loss on investment	(33,215)
Redemptions and liquidating distribution	(803,001)
Ending balance	$ -

Note 3. Managed Funds

As the general partner or investment adviser of the Managed Funds, the Company conducts and manages their respective businesses. The Company earns management fees that are based on a fixed percentage (up to 1.5 percent per annum) of the month-end net asset value of the Futures, Seneca, SMFF and Select Master. For the year ended December 31, 2015, management fees were $12,323,963. The Company also receives or pays a one percent allocation of any profits or losses, respectively, from Futures (the General Partner 1 percent allocation). For the year ended December 31, 2015, this allocation of profits and losses was $(272,098).

The Company earns selling agent fees and broker-dealer servicing fees in connection with the efforts to attract and retain investors, which are based on a fixed percentage (ranging from 0.2 percent to 2 percent annually) of the month-end net asset value of Futures and Seneca. For the year ended December 31, 2015, selling agent and broker dealer servicing fees were $9,832,165. The Company, in turn, pays substantially all of the selling agent fees to the respective selling agents. Such payments are reflected within commissions expense in the statement of income.

The Company pays certain expenses on behalf of the Managed Funds. The Company earns an administrative or operating services fee ranging from 0.1 to 0.5 percent per annum of average month-end net assets from Futures, Select Master, Select Partners, Select and SMFF. Seneca reimburses the Company for administrative expenses, subject to a limit of 0.95 percent of average month-end net assets and offering expenses, subject to a limit of 0.75 percent of average month-end net assets.

As the general partner of Futures, the Company receives from Futures on an annual basis one percent of any net income earned by Futures. Conversely, the Company pays to Futures on an annual basis one percent of any net loss incurred by Futures. Such amounts are reflected as General partner 1 percent allocation receivable or payable in the statement of financial condition.

Receivable from the Managed Funds at December 31, 2015, consists of:

	Receivable From	Payable To
Management fees	$ 942,513	$ -
Selling agent and broker-dealer servicing fees	753,156	-
Seneca liquidating distribution receivable	403,001	
General Partner 1 percent allocations	-	272,098
Receivable for reimbursable expenses	213,277	-
Offering expense	7,939	-
	$ 2,319,886	$ 272,098

Note 4. Property and Equipment

At December 31, 2015, the summary of the major classes of depreciable assets were:

Furniture and fixtures	$ 700,810
Office and computer equipment	892,736
Leasehold improvements	834,444
Total property and equipment, at cost	2,427,990
Accumulated depreciation and amorization	(1,397,055)
Total property and equipment, net	$ 1,030,935

Note 5. Commitments and Contingencies

The Company leases office space under a non-cancelable operating lease agreement that expires 2023. At December 31, 2015, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2016	$ 430,877
2017	441,649
2018	452,668
2019	463,985
2020	475,608
Later years	1,240,074
Total	$ 3,504,861

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Management of the Company expects the risk of any future obligation under these indemnifications to be remote.

Note 7. SIMPLE Individual Retirement Account

The Company maintains a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) individual retirement account for the benefit of its employees. The Company matches contributions made by eligible employees up to a maximum of 3 percent of employee compensation, and all contributions are immediately vested.

Note 8. Off-Balance-Sheet Risk and Concentration of Credit Risk

Futures and SMFF engage in the speculative trading of U.S. and foreign futures, options on futures contracts and forward contracts (collectively, derivatives). Futures and SMFF are exposed to both market risk, the risk arising from changes in the fair value of the contracts, and credit risk, the risk of failure by another party to perform according to the terms of a contract. Theoretically, Futures and the Company, as general partner, are exposed to market risk equal to the notional contract value of derivatives purchased and unlimited on derivatives sold short. Futures' trading of forward contracts in unregulated markets between principals also exposes the Managed Funds and the Company to the risk of loss from counterparty nonperformance.

The Company has established procedures to actively monitor Futures' and SMFF's market and credit risks. The Company does not anticipate nonperformance by any of its counterparties and has a policy of monitoring, as considered necessary, the creditworthiness of these counterparties.

The Company has cash on deposit with financial institutions that, at times, exceed federally insured limits. However, the Company does not believe that it is exposed to any significant credit risk.

Note 9. Net Capital Requirements

The Company is subject to the minimum net capital requirements of the SEC and the CFTC. Under the SEC Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain "net capital" equal to the greater of $5,000 or 6⅔ percent of "aggregate indebtedness," and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 as these terms are defined. Under the CFTC Net Capital Requirements (Regulation 1.17), the Company is required to maintain "adjusted net capital," as this term is defined, equal to the greater of $45,000 or the amount required by its self-regulatory organization. "Net capital," "adjusted net capital," and "aggregate indebtedness" change from day to day, but as of December 31, 2015, the Company had net capital and net capital requirements of $8,655,151 and $155,777, respectively. The Company's net capital ratio was 0.27 to 1. The net capital requirements may effectively restrict, among other things, distributions to the stockholder

Steben & Company, Inc.

Financial Report
December 31, 2015

Filed as **PUBLIC** information pursuant to Rule 17a-5(d) of the Securities Exchange Act of 1934 and Regulation 1.10(g) of the Commodity Exchange Act.